ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED SEPTEMBER 17, 2018 AND PROSPECTUS DATED MARCH 28, 2016)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBERS 333-210423, 333-210423-01 and 333-210423-02

GLP Capital, L.P.

GLP Financing II, Inc.

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus.

Terms applicable to the $350,000,000 5.250%

Senior Notes due 2025 (the “2025 notes”)

Title of Security:	5.250% Senior Notes due 2025

The 2025 notes will be issued as additional notes under the indenture (the “2025 notes indenture”) governing the $500,000,000 of 5.250% Senior Notes due 2025 that were previously issued on May 21, 2018 (the “initial 2025 notes”).

The 2025 notes will be treated as a single series with the initial 2025 notes for all purposes under the 2025 notes indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and will have substantially identical terms and conditions as those of the initial 2025 notes (other than the issue date and issue price).

Principal Amount:	$350,000,000

Coupon (Interest Rate):	5.250% per annum

Benchmark Treasury:	UST 2.750% due August 31, 2025

Benchmark Treasury Yield:	2.968%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	4.868%

Scheduled Maturity Date:	June 1, 2025

Public Offering Price:	102.148% plus accrued interest, if any, from May 21, 2018

Optional Redemption:	The Issuers may redeem all or part of the 2025 notes at any time at their option at a redemption price equal to the greater of:

(1) 100% of the principal amount of the 2025 notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such 2025 notes matured 90 days prior to their maturity date (the “Par Call Date”) but for the redemption thereof (exclusive of interest accrued to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, in each case, plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, however, that if we redeem the 2025 notes on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the 2025 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, further, that installments of interest that are due and payable on any interest payment dates falling on or prior to a redemption date shall be payable on such interest payment dates to the persons who were registered holders of the 2025 notes at the close of business on the applicable record dates.

CUSIP / ISIN Numbers:	361841 AJ8 (CUSIP) US361841AJ81 (ISIN)

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2018. Interest on the 2025 notes will be deemed to accrue from May 21, 2018

Record Dates:	May 15 and November 15 of each year

Terms applicable to the $750,000,000 5.300%

Senior Notes due 2029 (the “2029 notes”)

Title of Security:	5.300% Senior Notes due 2029

Principal Amount:	$750,000,000

Coupon (Interest Rate):	5.300% per annum

Benchmark Treasury:	UST 2.875% due August 15, 2028

Benchmark Treasury Yield:	3.003%

Spread to Benchmark Treasury:	+230 basis points

Yield to Maturity:	5.303%

Scheduled Maturity Date:	January 15, 2029

Public Offering Price:	99.985% plus accrued interest, if any, from September 26, 2018

Optional Redemption:	The Issuers may redeem all or part of the 2029 notes at any time at their option at a redemption price equal to the greater of:

(1) 100% of the principal amount of the 2029 notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such 2029 notes matured 90 days prior to their maturity date (the “Par Call Date”) but for the redemption thereof (exclusive of interest accrued to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, in each case, plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, however, that if we redeem the 2029 notes on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the 2029 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, further, that installments of interest that are due and payable on any interest payment dates falling on or prior to a redemption date shall be payable on such interest payment dates to the persons who were registered holders of the 2029 notes at the close of business on the applicable record dates.

CUSIP / ISIN Numbers:	361841 AL3 (CUSIP) US36184AL38 (ISIN)

Interest Payment Dates:	January 15 and June 15 of each year, commencing on January 15, 2019

Record Dates:	January 1 and June 1 of each year

Terms applicable to the 2025 notes and the

2029 notes (collectively, the “notes”)

Issuers:	GLP Capital, L.P. (the “Operating Partnership”) and GLP Financing II, Inc. (“Capital Corp.” and, together with the Operating Partnership, the “Issuers”)

Guarantor:	Gaming and Leisure Properties, Inc.

Distribution:	SEC Registered (Registration Nos. 333-210423, 333-210423-01 and 333-210423-02)

Trade Date:	September 17, 2018

Settlement Date:	The settlement date of the notes is expected to be September 26, 2018, the 7th business day following the trade date (such settlement date being referred to as “T+7”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+7 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

SunTrust Robinson Humphrey, Inc.

Siebert Cisneros Shank & Co., L.L.C.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

Barclays Capital Inc.

The Guarantor and the Issuers have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Guarantor has filed with the SEC that are incorporated by reference into the Preliminary Prospectus for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling (800) 294-1322, Wells Fargo Securities, LLC by calling (800) 645-3751 or J.P. Morgan Securities LLC by calling (212) 834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.